UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 November 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Interim Management Statement

N      E      W      S                R      E      L      E      A      S      E

8 November 2011

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Third Quarter Trading

Following like-for-like sales growth of +5% in the first half of 2011 (excluding exchange effects and the incremental impact of acquisitions and divestments), like-for-like sales showed growth of approximately +4% in the third quarter.  Overall sales for the quarter were +3% ahead of last year (2010: €5.1 billion), with cumulative sales for the nine months to September now +5% ahead (2010: €12.8 billion).

On a constant currency basis, earnings before interest, tax, depreciation and amortisation (EBITDA) in the third quarter registered a -5% decline. This, combined with an adverse impact of exchange rate movements, resulted in overall EBITDA for the quarter of €0.65 billion (2010: €0.7 billion),  leaving cumulative EBITDA for the first nine months in line with last year (2010: €1.2 billion).

Third quarter EBITDA in our Distribution segments in Europe and the Americas advanced compared with the same period last year.  EBITDA in the Americas Products business was higher than 2010, but was lower in Europe Products reflecting further restructuring of our Clay activities and the absence of contributions from operations divested earlier this year. In our Materials businesses, third quarter EBITDA for Europe was in line with 2010;  in the Americas, after delivering maintained levels of EBITDA in July/August, our Materials operations were impacted by inclement weather in September and EBITDA was lower both for the month and for the quarter.

Full Year 2011 Trading Outlook

Assuming normal weather patterns for the remainder of the year, we anticipate EBITDA of approximately €0.4 billion for the final quarter, broadly in line with the same period last year, and as a result we expect to report full-year EBITDA of approximately €1.6 billion (2010: €1.6 billion). This reflects an expected average US$ exchange rate of 1.40* versus the euro (2010: 1.3257).

We expect full year depreciation and amortisation expense, before impairment charges, to be approximately -5% lower than last year (2010: €815 million). Profit on disposals (2010: €55 million), and the Group's share of associates' profits before impairment (2010: €50 million), are expected to be close to last year's outturns, while net finance costs are also expected to be similar (2010: €247 million). Full year profit before tax and impairment charges is expected to show an increase of between €20 million and €50 million (2010: €658 million).

Subject to the completion of the detailed year-end financial exercise, we currently expect non-cash impairment charges for this year to be significantly lower than last year (2010: €124 million**). Accordingly, after impairment charges, both pre-tax profit and earnings per share for the year are anticipated to be well ahead of 2010 (2010: PBT €534 million, EPS 61.3c).

Development Activity and Full Year Forecast Debt

In the period since our Interim Results announcement in mid-August we have completed a further eight transactions bringing year to date acquisition and investment expenditure to approximately €450 million, split broadly evenly between our Europe and Americas operations.

In the absence of further acquisitions for the remainder of 2011, we expect year-end debt to be lower than the €3.5 billion at end-2010.

* Forecast average US$ exchange rate based on year to date US$/euro average of 1.40 and a projected rate of 1.37 for the remainder of 2011.
** 2010 impairment charges comprised €102 million relating to subsidiaries and joint ventures and €22 million re associates.

Europe

Like-for-like sales in Europe continued to register gains versus last year in the third quarter, although at +3% these showed a moderating pace compared with the first half of the year (+7%).  We expect full year EBITDA for these operations to be ahead of last year (2010: €0.84 billion).

Third quarter like-for-like sales for our Europe Materials operations were approximately +7% higher (compared with first-half growth of +6%) than the corresponding period last year. While activity in the austerity economies of Ireland, Portugal and Spain continued to decline, construction activity in the more stable Finland and Switzerland markets continued at relatively strong levels. Following the positive start to the year in Poland, with first-half volumes benefitting from more normal weather patterns,  the rate of year-on-year increase in cement volumes moderated as expected in the third quarter but remained well ahead of 2010. In Ukraine, the commissioning of the new dry process cement plant is progressing well but higher running costs on the existing wet process facility continued to have a negative impact on trading in the third quarter. Strong performance on the back of good pricing continued to benefit our joint venture operations in India and our associate in China. Despite the benefits of price increases implemented during the first half, higher input costs continued to put pressure on margins, and EBITDA for the quarter was broadly in line with 2010. We expect full year EBITDA to be similar to last year (2010: €423 million).

For Europe Products, the +8% increase in like-for-like sales in the first half of this year, which reflected more normal winter weather conditions than in 2010, moderated in the third quarter with growth of +1%. Our Concrete and Building Products businesses were impacted by slower activity in the Netherlands, partly offset by resilient demand in Germany and Belgium. Trading for the Clay group was affected by a continued levelling out of UK brick demand against the background of weak consumer sentiment and government austerity measures, and by higher energy input and restructuring costs.  These factors, together with the absence of contributions from operations divested earlier this year, resulted in a decline in third quarter EBITDA for Europe Products. However, with the strong first-half performance, we expect EBITDA for the full year to be approximately 10% higher than last year (2010: €198 million).

With the benefits of acquisitions, and exposure to the relatively resilient repair, maintenance and improvement (RMI) sector, our Europe Distribution business delivered strong improvements in sales and margins in the first half of the year. Like-for-like sales in the third quarter grew by +1%, compared with a first half growth of +7%, reflecting somewhat weaker trading patterns, particularly in the Netherlands. However, EBITDA for the quarter continued to benefit from the incremental impact of acquisitions and was well ahead of last year. We expect full year EBITDA to be over 20% ahead of the 2010 outcome of €214 million.

Americas

Our Americas operations reported a +3% improvement in like-for-like sales in the first half of 2011,  and this rate of improvement continued into the third quarter.  For the full year we expect that US$ EBITDA will be broadly in line with last year (2010: $1 billion). With a projected full-year 2011 US$/euro exchange rate of 1.40 (2010: 1.3257), this would result in EBITDA in euro of approximately €0.7 billion (2010: €0.78 billion).

In our Americas Materials business, adverse weather conditions in the Northeast and the Mid-Atlantic regions in September impacted activity and operational efficiency, particularly in our asphalt and paving operations. As a result, while EBITDA for July/August was maintained at 2010 levels, September results were lower resulting in a decline in the outturn for the quarter. Cumulative like-for-like aggregates volumes were up +5% with asphalt volumes flat and readymixed concrete volumes +11% ahead compared with the first nine months of 2010. With market conditions remaining very competitive, we expect full year EBITDA to show a decline of up to 10% compared with last year (2010: $750 million).

Although both new residential and non-residential markets in the US are showing little sign of improvement, the third quarter saw +6% growth in like-for-like sales (following a decline of -1% in the first half) and higher EBITDA for our Americas Products operations, reflecting our focus on commercial initiatives and the relative strength of the RMI sector.  We expect full year EBITDA in 2011 to be approximately 10% higher than 2010 (2010: US$204 million).

In Americas Distribution, both our exterior products (roofing/siding) and interior products (wallboard, steel studs and acoustical ceiling systems) operations continued to report higher year-on-year sales in the third quarter. The cumulative growth in like-for-like sales of +12% at the end of the third quarter, was broadly in line with the rate at the end of June.  Third quarter US$ EBITDA was ahead of 2010 and we expect EBITDA for the full year to be approximately 5% ahead of last year (2010: US$80 million).

Finance Costs

The net finance cost for 2011 based on current projected average exchange rates,  and including non-cash adjustments required under International Financial Reporting Standards (mainly relating to pensions and discounting of provisions), is projected to be similar to 2010.  EBITDA/net interest cover for the year is also expected to be similar to last year (2010: 6.5 times).

Cost Reduction Programme

Our Interim Results Announcement on 16 August this year indicated that the cost reduction programme was expected to deliver total gross savings of €136 million in 2011. We continue to review and extend this programme, and we have now revised our estimate for 2011 savings to €150 million. We expect these measures, combined with the actions taken across the Group since 2007, to result in significant operational leverage when markets recover. The estimate of the costs to be incurred in 2011 to implement these savings remains at approximately €36 million (2010:  €100 million).

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 42 and 43 of our 2010 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 8 November 2011 to discuss this statement. The dial-in-number is +44 20 3003 2666 and the access PIN is 2011.  A recording of the conference call will be available from 10.00 a.m. GMT on 8 November 2011 by dialling +44 20 8196 1998. The security code for the replay will be 4704016#. A presentation to accompany this call is available on CRH's website at www.crh.com.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee               Chief Executive
Maeve Carton         Finance Director
Éimear O'Flynn       Head of Investor Relations
Rossa McCann       Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  08 November 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director